

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Robert J. Gamgort
Chief Executive Officer
Pinnacle Foods Inc.
399 Jefferson Road
Parsippany, NJ 07054

> **Re: Pinnacle Foods Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2012**
> **File No. 333-185565**

Dear Mr. Gamgort:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. With the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please include updated disclosure, including for example with regard to these items:

   - The exchange on which the securities will be listed (various references appear throughout the prospectus in that regard) and the status of the listing process;
   - The status of the exclusive license and supply agreement ("that expires in 2013"), page 18;
   - The status of the collective bargaining agreement that had been extended to January 13, 2013, page 22;

- The status of operations at your Millsboro, Delaware plant, in light of disclosures that appear at pages 47, 89, 92, and F-82;
- The determination whether amounts are due for the 2012 reporting year with regard to the Excess Cash Flow requirements, as referenced at page 68;
- The composition of the board committees referenced at pages 99 to 100;
- The details of the forthcoming 2013 Omnibus Incentive Plan referenced at page 113 and listed in the exhibit index as exhibit 10.43; and
- The amount of outstanding debt, by type, as of the latest period (at page 128, you refer to the amount of 9.25% Senior Notes outstanding as of 12/25/2011, for example) and clarity with regard to whether some 9.25% Senior Notes are due 2015 and some are due 2017 (compare pages 69 and 128 with pages 15, 43, and 72).

If any of the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this. Also, please be sure to file the omitted exhibits, such as the various agreements the exhibit index indicates will be filed in the future, as well as the legality opinion.

2. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority ("FINRA") which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

3. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

4. We note that you use data provided by Symphony IRI Group, Inc. to evaluate your industry position and various other metrics. Please provide us on a supplemental basis with the relevant reports or data supporting your disclosures, highlighted and keyed to show those portions that support each referenced disclosure. For example, please provide supplemental support for the statement you provide at various places in the prospectus suggesting that "our products can be found in approximately 85% of U.S. households."

Prospectus Cover Page

5. Please remove from the cover page the reference to the listed entities as "Joint Book-Running Managers."

Prospectus Summary, page 1

6. You indicate in the first paragraph under "Our Company" that you believe you will be able to "pay regular dividends to our shareholders" as well as reducing your debt, disclosure

which also appears at page 84. You discuss your intention to pay cash dividends under "Dividend Policy" at page 33 and in the Liquidity and Capital Resources discussion at page 64. In light of the limitations resulting from your debt covenants, as discussed at pages 72 and 129, for example, and the excess cash flow and other requirements which appear in Note 10 to the Consolidated Financial Statements, please provide us on a supplemental basis with the amount of your surplus or net profits which would have been available to pay dividends (see page 131) for each of the four most recently completed fiscal quarters. If there are restrictions or limitations on the payment of dividends that would currently prevent you from paying cash dividends, revise the disclosure at page 33 and elsewhere to provide the details which make this clear, rather than including only general language in that regard.

7.   To add context to your statement that you have paid down approximately $350 million in debt since being acquired by The Blackstone Group L.P. in 2007, please revise to separately quantify the amount of debt you incurred in the Blackstone Transaction, as well as the amount of debt you have incurred subsequent to the transaction.

Summary Historical Consolidated Financial Data, page 11

8.   Please label your columns "audited" or "unaudited" here and on page 38 of your filing. Additionally, please insert heavy vertical lines to separate audited from unaudited information.

9.   Please clarify in your footnotes on page 12 and page 39 that "Adjusted gross profit" is a non-GAAP measure. In addition, please disclose the reasons why you believe that the presentation of this non-GAAP measure provides useful information regarding your financial condition and results of operations along with a statement disclosing the additional purposes, if any, for which management uses this non-GAAP financial measure. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

10.   The disclosure on page 70 of your Form S-1 indicates that adjusted EBITDA (as defined in your filing) is used in determining covenant compliance under your debt agreements. Please provide a reconciliation of this non-GAAP measure to cash flows from operating activities as the most directly comparable GAAP basis liquidity measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors, page 16

11.   Eliminate language which mitigates any risk you present in a risk factor, such as "Although we may utilize forward purchase contracts and other instruments to mitigate the risks" at page 18. Also, state each risk plainly and directly, avoiding the use of language like "no assurance can be given" or "we cannot assure you."

Special Note Regarding Forward-Looking Statements, page 30

12.   Your suggestion that the prospectus for this initial public offering "contains 'forward-looking statements' within the meaning of the federal securities laws" is inconsistent with Securities Act Rule 27A(b)(2)(D), and Rule 27A(b)(2)(E) makes clear that statements relating to the operations of any partnerships or LLCs are excluded from the definition. Please revise accordingly.

Use of Proceeds, page 32

13.   Insofar as your cover page indicates that you anticipate an offering of $100,000,000 of common stock, please complete the information in this section, providing all the detail that Item 504 of Regulation S-K requires. Note that it will not be adequate to simply refer to "general corporate purposes, including the repayment of indebtedness." In that regard, you must specify the amount to be used for each listed purpose. See also Instructions 3 and 4 to Item 504. If the size of your offering is subject to change, please expand your disclosure here by providing in tabular format the specific amounts you intend to allocate for each stated use once the size of the offering is known.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 51

14.   Please revise your disclosure for each period presented to quantify the dollar impact of each causal factor that you cite for material changes in your financial statement amounts. For example, your analysis of gross profit makes reference to "substantially higher commodity prices," but does not appear to adequately quantify the effect to your financial statements. Refer to Item 303(A)(3) of Regulation S-K. For further guidance, refer to Section III.D of SEC Release 33-6835.

Accounting Policies and Pronouncements, page 74

Critical Accounting Policies and Estimates, page 74

15.   Please tell us how you considered providing disclosure as part of critical accounting policies to address the estimates made to determine equity-based compensation expense. This disclosure would include a description of the methods and assumptions used in estimating the fair value of the instruments granted along with a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

Goodwill and Indefinite-Lived Trade Names, page 75

16.   We note that you utilize five year projections of expected future cash flows to estimate the fair value of your reporting units in connection with testing goodwill for impairment. However, your disclosure also states that in your recent impairment tests, you have forecasted cash flows for five years plus a terminal year. Please address this apparent inconsistency.

Management, page 94

17.   Please revise the sketches you provide pursuant to Item 401(e) of Regulation S-K to cover each position held during the past five years and to eliminate any ambiguity or gaps with regard to time in that regard. For example, please provide the missing details in the sketches you provide for Ms. Robling and each of Messrs. Schiller, Boever, and Silcock. Mr. Silcock's sketch does not indicate precisely when he served in the listed capacity at KB Home nor does it specify when he became CFO for The Great Atlantic and Pacific Tea Company.

Compensation Discussion and Analysis, page 101

18.   We note that Mr. Gamgort's amended employment agreement provides for a $3-4 million incentive award in the event of a "qualified public offering." Please clarify in an appropriate place whether the currently proposed offering will constitute a "qualified public offering," and whether you anticipating paying this compensation in connection with this offering. Also make clear the impact if any of the expected dissolution of Peak Holdings LLC in connection with this offering, insofar as the grant and actual value are to be contingent on the valuation of Peak Holdings at the time.

Certain Relationships and Related Party Transactions, page 121

Advisory Agreement, page 122

19.   We note that Blackstone affiliates are entitled to payments, including a lump sum cash payment of the present value of all future management fees upon an initial public offering of your equity. You also indicate that "the parties" intend to terminate an agreement "in connection with this offering." Please explain whether Blackstone and its affiliates will receive this lump sum payment as part of the fees you pay in connection with this offering, and precisely identify those who will receive any such amounts. Also, supplement your disclosure by describing the nature and amounts of the future management fees that will be used to calculate any payment under this provision. Finally, revise this section to identify by name those you refer to as "these affiliates," "an affiliate," and "the parties" to eliminate any potential ambiguity in that regard.

Underwriting, page 143

20.   With regard to the lock-up agreement referenced at page 144, please confirm to us that there are no agreements or understandings, explicit, tacit, or otherwise, related to consent for any early release of the locked up securities by the underwriters prior to the end of the referenced lock-up period. Otherwise, revise the disclosure to provide details of the agreements or understandings.

Audited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries

Note 2 – Summary of Significant Accounting Policies, page F-9

Stock Based Compensation, page F-12

21.   It appears that awards granted under your long-term incentive programs include a service condition and a performance condition. Please expand your policy disclosure to explain how the probable outcome of the performance condition associated with awards granted under your long-term incentive programs is considered in connection with your accounting for these awards. Refer to FASB ASC 718-10-25-20.

Note 5 – Shareholders' Equity, Equity-Based Compensation Expense and Earnings per Share, page F-17

22.   After the pricing of your common stock has been determined, please tell us how this price compares to the estimates used to determine the fair value of equity-based awards granted during the twelve-month period preceding the most recent balance sheet date, and explain the cause of any material differences. Please address awards granted under both your 2007 Stock Incentive Plan and the 2007 Unit Plan.

23.   We note that your equity based awards include a condition where the awards vest either on a change of control or similar event. With reference to the relevant guidance per FASB ASC 718-10, please tell us how the filing of this Form S-1 in anticipation of your initial public offering impacts your accounting treatment for these awards.

Note 16 – Taxes on Earnings, page F-47

24.   It does not appear that you have disclosed the total amount of all deferred tax assets and deferred tax liabilities as required by FASB ASC 740-10-50-2. Please revise or tell us why such disclosure is not necessary. With your response, please confirm that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions.

Unaudited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries

Note 8 – Debt and Interest Expense, page F-66

25.   We note that you amended the terms of your senior secured credit facility in April 2012. Please tell us how you considered the guidance per FASB ASC 470-50-40 with regard to the modified terms of your Senior Secured Credit Facility - Tranche B.

Exhibit Index

26.   Please review the list of exhibits in your next amendment to ensure that you have complied with the requirements of Item 10(d) of Regulation S-K and Securities Act Rules 411(c) and 411(d) regarding incorporation by reference.

27.   Several exhibits are marked as compensatory plans but appear to be lease, technology sharing, or other types of agreements. For example, please refer to exhibits 10.18, 10.36, 10.37, 10.38, and 10.39. Please advise or revise accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director